Exhibit 4.04

Dated as of 14 February 2003

BRITISH ENERGY PLC

BRITISH ENERGY GENERATION LIMITED

BRITISH ENERGY GENERATION (UK) LIMITED

and

THE CONSENTING BONDHOLDERS SIGNATORIES HERETO

RESTRUCTURING AGREEMENT

Cadwalader, Wickersham & Taft

265 Strand

London, WC2R 1BH

Tel:  +44 (0) 20 7170 8700

Fax: +44 (0) 20 7170 8600

ii

THIS RESTRUCTURING AGREEMENT is made as of 14 February 2003

BETWEEN

(1)	BRITISH ENERGY PLC (the “Company”);

(2)	BRITISH ENERGY GENERATION LIMITED and BRITISH ENERGY GENERATION (UK) LIMITED (each the “Guarantor” and together the “Guarantors”); and

(3)	EACH OF THE OTHER PARTIES listed on the signature pages of this Restructuring Agreement (the “Consenting Bondholders”), each a bondholder who beneficially owns one or more of the following series of bonds (as set out on the Restructuring Agreement Signature Page attached hereto): the £109,861,000 5.949% Guaranteed Bonds due 2003 (the “2003 Series Bonds”) and/or the £163,444,000 6.077% Guaranteed Bonds due 2006 (the “2006 Series Bonds”) and/or the £134,586,000 6.202% Guaranteed Bonds due 2016 (the “2016 Series Bonds”) (the 2003 Series Bonds, the 2006 Series Bonds the 2016 Series Bonds collectively referred to as the “Bonds”), issued pursuant to a trust deed dated 25 March 1999, as amended from time to time, between the Company, the Guarantors and The Law Debenture Trust Corporation plc, as Trustee (the “Trust Deed”).

RECITALS:

(A)	The board of directors of the Company announced a proposed restructuring on 28 November 2002 relating to the restructuring of the claims of certain significant creditors of the Company and its Subsidiaries (together with the Company, the “Group”).

(B)	The Secretary of State (as defined below) without incurring any legal obligation confirmed her intention to support the Restructuring (as defined below) on 28 November 2002 and simultaneously agreed to extend the Credit Facility Agreement (as defined below) until 9 March 2003.

(C)	To provide the Company, its Significant Creditors (as defined below) and the Ad Hoc Committee (as defined below), time to negotiate the detailed terms of the Restructuring, the parties hereto have agreed, subject to the terms and conditions hereof, to enter into this Restructuring Agreement.

(D)	It is intended that on or around the date of entry into this Restructuring Agreement, Significant Creditors other than the Consenting Bondholders and Bondholders (as defined below) will enter into a Standstill Agreement (as defined below).

(E)	In order to expedite and ensure the implementation of the Restructuring, each of the Consenting Bondholders, the Company and the Guarantors have agreed, on the terms and subject to the conditions of this Restructuring Agreement, to support the Restructuring in principle and to perform such party’s obligations under this Restructuring Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the sufficiency of which is hereby acknowledged, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	DEFINITIONS

1.1	For the purpose of this Restructuring Agreement, the following terms shall have the meanings specified in this Clause 1 (such definitions and the other defined terms used in this Restructuring Agreement to be equally applicable to both the singular and plural forms of the terms herein defined):

“Ad Hoc Committee” means the Ad Hoc Committee of the Bonds of British Energy plc namely, Barclays Global Investors Limited, Gartmore Investment Management plc, JP Morgan Securities Limited and National Bank of Abu Dhabi and such other additional or replacement institutions as may be notified in writing to the Company hereafter by the Ad Hoc Committee’s Legal and/or Financial Advisers;

“Ad Hoc Committee’s Legal Advisers” means Cadwalader Wickersham & Taft;

“Ad Hoc Committee’s Financial Advisers” means Close Brothers Corporate Finance;

“BEPET” means British Energy Power & Energy Trading Limited;

“BNFL” means British Nuclear Fuels plc;

“BNFL Guarantees” means means any guarantee or indemnity created under or in connection with or arising out of any agreement in respect of (a) computer services, (b) uranics, (c) a fuel fabrication pre 2006 amendment agreement (to be entered into on 1st April 2003), or (d) two deeds of amendment and guarantees relating to agreements for the supply of fuel for use in advanced gas cooled reactors to be dated 01 April 2003 firstly between BEG (UK), BNFL and the Company and secondly between BEG, BNFL and the Company, in each case between any or all of the Material Companies and BNFL or any of its Subsidiaries to be entered into pursuant to the BNFL Heads of Terms;

“BNFL Heads of Terms” means the non-binding heads of terms as initialed by BNFL and the Company on 28 November 2002;

“Bondholders” means holders of the Bonds (as defined in the Trust Deed) other than Consenting Bondholders;

“Bondholders’ Meeting” means any extraordinary general meeting of the Bondholders convened for the purpose of passing resolutions in accordance with the terms of the Trust Deed;

“Business Day” means a day on which banks are open for general business (other than a Saturday or Sunday) in London;

“Creditors” means each of Teesside Power Limited, TotalFinaElf Gas and Power Limited, the Enron Entities, BNFL, certain lenders under the EPL Facility Agreement, the EPL Swap Providers, EPL and The Royal Bank of Scotland plc;

“Credit Facility Agreement” means the credit facility agreement dated 26 September 2002 (as extended and restated on 28 November 2002 and as further amended, extended or restated from time to time) between the Secretary of State, the Company and others;

“Effective Date” means the date upon which the conditions precedent in Clause 2.2 of this Restructuring Agreement are satisfied;

“EPL” means Eggborough Power Limited;

“EPL Lenders” means the lenders under the EPL Facility Agreement;

“EPL Facility Agent” means the agent for the EPL Lenders (and other persons) from time to time under the EPL Facility Agreement;

“EPL Facility Agreement” means the facility agreement dated 13 July 2000 (as amended) between EPL as borrower and the EPL Lenders;

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private);

“High Court” means the High Court of Justice of England and Wales or the Court of Session in Scotland (as appropriate);

“Material Company” shall mean any of the Company, a Guarantor, BEPET and EPL;

“Order” shall mean any order of the High Court;

“Permitted Security Interest” means (i) any Security Interest existing on the Effective Date; (ii) any lien arising by operation of law (or by agreement to the same or no greater effect) including, without limitation, any rights of set-off with respect to demand or time deposits with financial institutions and bankers’ liens with respect to property held by financial institutions; (iii) any Security Interest over goods or documents of title arising in the course of letter of credit transactions entered into in the ordinary course of business; (iv) title retention arrangements arising in the ordinary course of trading with suppliers of goods or arising under conditional sale or hiring arrangements in respect of goods supplied in the ordinary course of trading; (v) any Security Interest created under or in connection with or arising out of the Balancing and Settlement Code, the Connection and Use of System Code or the Grid Code; (vi) any Security Interest granted in favour of financial service providers over cash deposits held with such providers in relation to clearing and settlement services provided by them; (vii) any other Security Interest securing an amount not exceeding £5,000,000; (viii) any Security Interest given by way of cash collateral securing obligations of the company granting such Security Interest in relation to electricity trading or procurement contracts with suppliers, in each case entered into in the ordinary course of that company’s business (or any such Security

Interest given in respect of letters of credit relating to such obligations); or (ix) any Security Interest created or arising at any time pursuant to any provision of the Credit Facility Agreement;

“Person” shall mean any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity;

“Proposed Resolutions” means the proposed resolutions set out in Appendix A attached hereto;

“Registrar of Companies” means the Registrar of Companies for England and Wales or the Registrar of Companies for Scotland (as appropriate);

“Restructuring” means the restructuring of certain indebtedness of the Standstill Companies (including the Bonds) as contemplated by the Restructuring Principles;

“Restructuring Documentation” means any Scheme Document, Bondholders’ Circular or other documentation, required to implement either the Restructuring or any stage of the Restructuring;

“Restructuring Initiation Event” means the execution and delivery of the documentation required to effect the Restructuring Principles by or on behalf of each Creditor, Consenting Bondholder and Bondholder and/or (if appropriate) the lodging of a Scheme Document at the High Court for the purposes of convening a meeting or meetings of creditors to vote on a Scheme;

“Restructuring Principles” means, for each Creditor and Consenting Bondholder, the proposed principles as set out in the Heads of Terms, a copy of which is set out in Appendix B attached hereto and, in relation to BNFL, the principles set out in the BNFL Heads of Terms;

“Scheme” means a scheme of arrangement implemented pursuant to section 425 of the Companies Act 1985 (or any other similar compromise or arrangement) in order to give effect to the Restructuring Principles;

“Scheme Document” means the document to be filed at the High Court in respect of a Scheme;

“Secretary of State” means the Secretary of State for Trade and Industry;

“Security Interest” means a mortgage, standard security, charge (whether fixed or floating), pledge, lien, hypothecation, assignment by way of security, trust arrangement or security interest of any kind securing any obligation of any person (including without limitation title transfer and/or retention arrangements having a similar effect);

“Significant Creditors” means (a) Consenting Bondholders and Bondholders (b) those banks that are, for the time being, lenders of record under the EPL Facility Agreement (as defined in paragraph (A) of the Proposed Resolutions) (the “Eggborough Banks”, which expression shall include any such banks in their capacity as swap counterparties to EPL); (c) Enron Capital & Trade Europe Finance LLC and Enron Capital & Trade Resources International Corp. (together, the “Enron Entities”); (d) The Royal Bank of Scotland plc in its capacity as a provider of a letter of credit to EPL; (e) TPL; and (f) TotalFinaElf Gas and Power Limited;

“Standstill Agreement” means any standstill agreement so named between the Standstill Companies or any of them and the Creditors named therein;

“Standstill Companies” means each of the Company, the Guarantors, BEPET and EPL;

“Standstill Period” means the period commencing on the Effective Date and ending at close of business on the Termination Date;

“Structure Chart” means the structure chart of the Group set forth in Appendix C attached hereto;

“Subsidiary” means a subsidiary undertaking within the meaning of section 258 of the Companies Act 1985, as amended;

“Termination Date” means the earliest of (i) 30 September 2004 (or such later date agreed to in writing by the Ad Hoc Committee, the Company and the Guarantors and the Secretary of State); (ii) the date upon which documentation required to effect the Restructuring Principles has been executed and delivered by or on behalf of each Creditor, Consenting Bondholders and Bondholder and all conditions to the effectiveness of that documentation have been satisfied or waived and/or (if appropriate) the office copy of the Order of the High Court sanctioning a Scheme has been delivered to the Registrar of Companies for registration as required by section 425 of the Companies Act 1985; or (iii) the date upon which this Restructuring Agreement is terminated in accordance with Clause 4;

“TPL” means Teesside Power Limited.

Capitalised terms not otherwise defined herein shall have the meaning ascribed to them in paragraph (A) of the Proposed Resolutions.

2.	HEADS OF TERMS AND CONDITIONS PRECEDENT TO EFFECTIVENESS OF THIS RESTRUCTURING AGREEMENT

2.1	The Consenting Bondholders who sign this Restructuring Agreement agree to the Restructuring Principles on a non-binding basis.

2.2	It is a condition precedent to the obligations of all parties to this Restructuring Agreement that:

(a)	the Company, the Guarantors and the Consenting Bondholders (whose holdings represent at least 50% of the aggregate principal amount of each series of the Bonds) have signed and delivered this Restructuring Agreement; and

(b)	the Standstill Agreement has been entered into by the parties expressed to be party thereto (other than the EPL Facility Agent).

3.	CONSENTING BONDHOLDERS’ OBLIGATIONS

3.1	During the Standstill Period each Consenting Bondholder:

(a)	hereby irrevocably and unconditionally agrees to vote in person or by proxy, or to cause to be voted, its Bonds at Bondholders’ Meetings in favour of the Proposed Resolutions and not to vote in person or by proxy, or to cause to be voted, its Bonds at Bondholders’ Meetings against the Proposed Resolutions;

(b)	hereby agrees that in the event of any Bondholders’ Meeting convened to consider any Event of Default or Potential Event of Default (as such terms are defined in the Trust Deed) (i) caused by a failure to pay the principal payment of the 2003 Series Bonds or any cross default affecting the 2006 and 2016 Series Bonds as a result of a failure to pay in respect of the 2003 Series Bonds; and/or (ii) caused by events or circumstances occurring or subsisting prior to the Effective Date; and/or (iii) occasioned by the Restructuring ((i) to (iii) collectively referred to as the “Restructuring Defaults”), such Consenting Bondholder shall (x) not take any action, step or proceeding or exercise any remedy whatsoever against the Company or the Guarantors arising from the Restructuring Defaults and shall: (y) vote against any resolution and oppose any action or step taken by the Trustee or other Bondholder in connection with the Restructuring Defaults whose effect is to make the principal amount of the Bonds immediately due and payable; and (z) shall take appropriate actions or steps to rescind any acceleration that may occur as a result of any such Restructuring Default, including voting at any Bondholders’ Meeting against any proposal to take any such action or step or exercise any such remedy;

(c)	will not make any request to the Trustee or procure that any notice is given by the Trustee to the Company (or any Guarantor), in either case, for immediate repayment of the Bonds as a result of the occurrence of a Restructuring Default and, if such request or notice has already been given, will take steps to ensure that any such request or notice is revoked or rescinded;

(d)	shall not institute or request that the Trustee institutes any proceedings as a result of any Restructuring Default or instruct or procure the Trustee to take any action that is inconsistent with the terms and conditions of this Restructuring Agreement;

(e)	shall not exercise any rights whatsoever it may have pursuant to Condition 11 (Redemption at the Option of Bondholders) of the Bonds;

(f)

to the extent which is lawful, shall not act, whether alone or in concert with others, to advise, assist or encourage any Person to act in a manner which could reasonably be expected to frustrate the Restructuring; provided, however, that nothing in this Clause shall affect the activities of any other Businesses operated by or within a Consenting Bondholder or Businesses operated by entities controlled by, or under common control with, a Consenting Bondholder. For the purposes of this Clause, “Businesses” shall mean entities which may own, hold or manage accounts that hold, manage or beneficially own the Bonds on behalf of persons other than a Consenting Bondholder or who have other economic interests in the business of the Company or any of its Subsidiaries or in the Restructuring; provided further, however, that nothing in the foregoing proviso shall in any way limit or impair the representations of each Consenting Bondholder or such Consenting Bondholder’s obligations hereunder with respect to the principal amount of the Bonds set forth on such Consenting Bondholder’s signature page to this Restructuring Agreement; and

(g)	to the extent it is reasonably satisfied that the detailed Restructuring Documentation reflects the Restructuring Principles it will, as applicable, vote in favour of a Scheme or resolution proposed at a Bondholder’s Meeting or enter into such Restructuring Documentation as may be reasonably required for the purpose of implementing the Restructuring.

3.2	Additional Consenting Bondholder Actions

(a)	The Ad Hoc Committee is hereby irrevocably and unconditionally designated by each of the Consenting Bondholders as their representatives (other than Consenting Bondholders themselves members of the Ad Hoc Committee) to act for and represent the Consenting Bondholders with respect to all matters arising out of, or related to, this Restructuring Agreement, the Restructuring Documentation and any ancillary document that specifies that the Ad Hoc Committee may so act, as well as matters which require notice to be given to the Consenting Bondholders or where any determination, waiver or amendment is required by the Consenting Bondholders under this Restructuring Agreement or any ancillary documents relating to the Restructuring. The designation of the Ad Hoc Committee made pursuant to this Clause shall cease upon the Termination Date.

(b)	Each Consenting Bondholder hereby unconditionally and irrevocably appoints Cadwalader, Wickersham & Taft as such Consenting Bondholder’s agent, proxy and attorney in fact, with full power of substitution, for all purposes set forth in this Restructuring Agreement and any Restructuring Documentation, including the full power and authority on each Person’s behalf to (i) execute on such Consenting Bondholder’s behalf any agreement or document relating to the Restructuring, (ii) vote in any proceeding in accordance with such Consenting Bondholder’s obligations herein, (iii) give and receive all notices required to be given under this Restructuring Agreement and any Restructuring Documentation and (iv) take any and all additional action as is contemplated to be taken by the Consenting Bondholder by the terms of the Restructuring Agreement and/or any Restructuring Documentation.

4.	TERMINATION

4.1	This Restructuring Agreement may be terminated as follows:

(a)	at the election of the Ad Hoc Committee (acting on behalf of all Consenting Bondholders) if:

(i) either the Company or the Guarantors fails to comply with the covenants given under Clause 7 hereof where such failure to comply is prejudicial to the position of Consenting Bondholders as a whole and such failure is not remedied within 7 days of the date on which the Ad Hoc Committee serves a notice on the Company (and copied to the Secretary of State) requiring remedy and specifying in reasonable detail why such failure is prejudicial to the position of Consenting Bondholders as a whole and what action is necessary to achieve remedy or such failure is not otherwise waived by the Ad Hoc Committee (acting on behalf of all Consenting Bondholders);

(ii) any petition is presented or other step is taken for the purpose of winding up any Material Company (not being a petition which is frivolous, vexatious or an abuse of the process of the court and not being a petition withdrawn or struck out within 20 Business Days) or an order is made or resolution passed for the winding up of any Material Company;

(iii) any petition is presented or other step is taken for the purpose of the appointment of an administrator or interim manager in respect of any Material Company (not being a petition or step which is frivolous, vexatious or an abuse of process of the court and not being a petition withdrawn or struck out within 20 Business Days) or an administration order is made in relation to any Material Company or any Material Company otherwise enters administration;

(iv) any administrative or other receiver is appointed in respect of any Material Company or any part of their respective assets and/or undertakings or any other steps are taken to enforce any Security Interest over all or any material part of the assets of any Material Company;

(v) there occurs in relation to any Material Company, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their respective assets is subject, any event which in that country or territory corresponds with, or has an effect equivalent or similar to, any of those mentioned in sub-clauses (ii) to (iv) hereto (inclusive);

(vi) either the Company or any of its Subsidiaries which is a party to the Credit Facility Agreement fails to satisfy any valid written demand for repayment in full by the Secretary of State pursuant to (x) the Credit Facility Agreement, or (y) any counter-indemnity provided by the Company (and any of its Subsidiaries) to the Secretary of State in respect of any guarantee or other form of credit support granted by the Secretary of State for the purposes of securing any facility granted by commercial banks to the Company (or any of its Subsidiaries) in order to replace the Credit Facility Agreement;

(vii) for any reason the Standstill Agreement should fail to bind any of its counterparties whether at the date of this Restructuring Agreement (save in respect of the Enron Entities, TPL and the EPL Lenders who require specific approvals as set out in Clauses 10.2, 11.2 and 12 respectively of the Standstill Agreement) or otherwise, be terminated, or cease to be in full force and effect;

(viii) the conditions subsequent referred to in Clauses 9.2.1, 10.2, 11.2 and 11.3 respectively of the Standstill Agreement relating to the Enron Entities and TPL have not been satisfied or the EPL Facility Agent has not signed the Standstill Agreement on or before 24 March 2003;

(ix) the approval referred to in Clause 9.2.2 of the Standstill Agreement relating to the Enron Entities has not been provided on or before the date falling 3 months after the date of this Agreement (or such later date as the Company may agree);

(x) any Creditor whose obligations under the Standstill Agreement are in accordance with the express terms of the Standstill Agreement conditional in any way or who is not otherwise bound on execution of the Restructuring Agreement takes any Restricted Action (as defined in the Standstill Agreement);

(xi) the Restructuring Initiation Event has not occurred by 30 September 2003 (or such later date as may be agreed by the Ad Hoc Committee, the Company, the guarantors and the Secretary of State); or

(xii) documentation is dispatched by the Company or one of the Guarantors (without the consent of the Ad Hoc Committee) for the purposes of implementing a scheme, compromise or arrangement in relation to the Bonds which provides for distributions to the holders of the Bonds different to that set out in the Heads of Terms, a copy of which is set out in Appendix B.

(b)	at the election of the Company or the Guarantors should for any reason the Proposed Resolutions set forth in Appendix A hereto not be validly passed at any properly constituted Bondholders’ Meeting and the Company or the Guarantors (or any of them) reasonably conclude that such failure to adopt the Proposed Resolutions would have a materially prejudicial impact upon the ability of the parties hereto to successfully consummate the Restructuring in accordance with the Restructuring Principles or otherwise;

(c)	by the mutual written consent of the Company, the Guarantors and the Ad Hoc Committee (acting on behalf of all Consenting Bondholders).

4.2	In the event of termination and abandonment of this Restructuring Agreement by any party hereto pursuant to any provision of Clause 4.1 above, written notice thereof shall forthwith be given to the other parties as detailed in Clause 8.11 hereof, and this Restructuring Agreement and the obligations of each of the parties hereto shall terminate, and the transactions contemplated hereunder shall be abandoned, without any further action by any of the parties hereto.

4.3	Notwithstanding the foregoing, this Restructuring Agreement shall terminate on the Termination Date and shall, except as provided at Clause 4.4, cease to have any further force or effect.

4.4	In the event that this Restructuring Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Restructuring Agreement after the date of such termination and such termination shall be without liability to any of the other parties hereto; provided, however, that nothing in this Clause 4.4 shall relieve any party hereto of any liability for a breach of this Restructuring Agreement or as arises under Clauses 8.3, 8.4, 8.5 hereof. For the avoidance of doubt, in the event that this Restructuring Agreement terminates as provided in Clause 4 above, the provisions of Clauses 8.4, 8.6, 8.9 and 8.11 shall remain in full force and effect.

5.	REPRESENTATIONS AND WARRANTIES OF THE CONSENTING BONDHOLDERS

5.1	Representations and Warranties of the Consenting Bondholders

Each of the Consenting Bondholders, severally and not jointly, hereby represents and warrants to the Company and to the Guarantors, as at the date of this Restructuring Agreement, that:

(a)	it and, if applicable, the duly authorised attorney acting on its behalf, has all requisite power, authority and, if applicable, legal capacity to execute and deliver this Restructuring Agreement, and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of the Consenting Bondholders of this Restructuring Agreement has been duly authorised by all necessary corporate or other organizational action on its behalf;

(b)	that this Restructuring Agreement has been and will be, duly and validly executed and delivered by it and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Restructuring Agreement constitutes when so executed and delivered and will constitute, its legal, valid and binding obligations enforceable against it in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, procedural and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity);

(c)	either (i) it is the record and beneficial owner of, with full power to vote in respect of and to dispose of the Bonds free and clear of any and all Security Interests, that number of Bonds set forth on such Consenting Bondholder’s signature page to this Restructuring Agreement or (ii) it has been engaged to perform investment management services on behalf of the beneficial owner of the Bonds with full power to vote in respect of and to dispose of free and clear of any and all Security Interests, that number of Bonds set forth on such Consenting Bondholder’s signature page to this Restructuring Agreement;

(d)	it shall agree to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary for the implementation of this Restructuring Agreement.

5.2	No Prohibited Action

Notwithstanding the foregoing, nothing in this Restructuring Agreement shall require the Consenting Bondholders, the Company, the Guarantors or any other entity to take any action that is prohibited or otherwise restricted by applicable law or regulation or by any order or direction of any court or any Governmental Body.

6.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE GUARANTORS

Each of the Company and the Guarantors, severally and not jointly, hereby represents and warrants to the Consenting Bondholders, as at the date of this Restructuring Agreement, that:

6.1	(a) no Order has been made, petition presented or resolution passed for the winding up of or appointment of a provisional liquidator to any Material Company; (b) no administration order has been made and no petition for administration in respect of any Material Company has been made; (c) neither a receiver nor an administrative receiver has been appointed on the whole or part of the assets of any Material Company; and (d) no proceedings analogous to the foregoing has been commenced in respect of any Material Company in any jurisdiction.

6.2	it and, if applicable, the duly authorised attorney acting on its behalf, has all requisite corporate power, authority and, if applicable, legal capacity to execute and deliver this Restructuring Agreement, and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of the Company and the Guarantors of this Restructuring Agreement has been duly authorised by all necessary corporate or other organizational action on its behalf. This Restructuring Agreement has been and will be, duly and validly executed and delivered by each of the Company and the Guarantors and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Restructuring Agreement constitutes when so executed and delivered and will constitute, their legal, valid and binding obligations enforceable against each of the Company and the Guarantors in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, procedural and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3	the corporate structure of the Group is that set forth in the Structure Chart attached as Appendix C hereto and there are no Subsidiaries of the Company nor any Material Companies which are not shown on the Structure Chart.

6.4	(a) it neither owns outright, nor has any beneficial interest in the Bonds as of the date of this Restructuring Agreement; and (b) has not entered into any discussions in respect of the Bonds with any Bondholders, except for (i) discussions undertaken with the Ad Hoc Committee and its members and/or the Ad Hoc Committee’s Legal and/or Financial Advisers and (ii) as may have been necessary in order to execute this Restructuring Agreement.

6.5	it shall agree to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary for the implementation of this Restructuring Agreement.

7.	COVENANTS

7.1	General

After the date the conditions precedent set forth in Clause 2 herein are satisfied and throughout the remainder of the Standstill Period except (i) as otherwise expressly provided by this Restructuring Agreement including as contemplated by the Restructuring Principles or (ii) with the prior written consent of the Ad Hoc Committee, the Company and the Guarantors shall not:

(a)	appoint or remove any director of the Company or pay or agree to pay any performance related bonus to any director of the Company or make any award or grant to any director of the Company under any incentive scheme or bonus plan to the extent any benefit under such scheme or plan depends on personal performance without, in each case, the Chairman of the Company first consulting the Ad Hoc Committee’s Financial Advisers;

(b)	enter into any transactions, other than in the normal course of business involving consideration or in a manner permitted in the remaining provisions of this Clause 7.1, either alone, or in a series of transactions, in excess of £15 million in any twelve month period, including:

(i)	giving any guarantees or taking any obligations to pay damages, save for BNFL Guarantees; or

(ii)	granting consents for the lease, sale, pledge, mortgage, encumbrance or transfer of any part of the property of the Group;

(c)	sell, transfer, lease or otherwise dispose of any shares in any other entity or of all or any material part of its present or future undertaking, material assets, rights or revenues whether by one or a series of transactions related or not, save for:

(i)	disposals on normal commercial terms of assets which are surplus to operational requirements;

(ii)	arms length disposals in the ordinary course of business;

(iii)	intra-Group disposals for the purposes of facilitating the Restructuring;

(iv)	disposal of British Energy (Canada) Limited or any of its Subsidiaries or its investments in joint ventures;

(v)	disposal of British Energy US Holdings Inc or any of its Subsidiaries or its investments in joint ventures;

(vi)	disposals of cash on terms contemplated and not otherwise prohibited, by this Restructuring Agreement and the Standstill Agreement;

(vii)	disposals of uranics stocks to British Nuclear Fuels plc or any of its Subsidiaries; and

(viii)	any other disposal for consideration not exceeding £5,000,000 subject to an aggregate limit of £15,000,000 in any twelve month period;

(d)	acquire any business of, or shares or securities issued by any Person, or enter into any agreement under which it may become bound to acquire any business or assets of, or shares or securities issued by, any Person except for:

(i)	acquisitions of assets for use in the day to day operation of its business;

(ii)	intra-Group acquisitions for the purposes of facilitating the Restructuring; and

(iii)	any other acquisition for consideration not exceeding £5,000,000 subject to an aggregate limit of £15,000,000 in any twelve month period;

(e)	permit any Security Interest other than a Permitted Security Interest to subsist, arise or be created or extended over all or any part of its present or future undertakings, assets, rights or revenues;

(f)

issue equity (or otherwise change its capital structure in any way not contemplated by this Restructuring Agreement and/or the Standstill Agreement and/or by the Restructuring Principles set forth in Appendix B hereto including, for the avoidance of doubt, any steps which may involve the issue of any new debt, shares, warrants or options to acquire any new shares other than shares issued on the exercise or conversion of securities existing as at the date of this Restructuring Agreement) or increase its authorised shares for any purpose other than to facilitate the Restructuring;

(g)	(in respect of the Company only) pay any dividends;

(h)	seek to acquire, either directly or indirectly, the beneficial ownership of or rights to direct the disposition or vote of any of the Bonds;

and, using all reasonable endeavours, the Company will and/or will (where appropriate) procure that those of its Subsidiaries that are Material Companies will:

(i)	(except as contemplated in the Standstill Agreement) not, during the Standstill Period, enter into any amendment of the Teeside Power Limited PPA or the TPL 200 MW PPA (as defined in the Standstill Agreement) by way of a new GTMA trade or otherwise, which is not acceptable to the Ad Hoc Committee, acting reasonably;

(j)	operate its business and activities in the usual course and in such a manner as to ensure that no act or event occurs during the Standstill Period which would reasonably be expected to result in a breach of any warranties if repeated immediately prior to the Termination Date (other than the warranty contained in Clause 6.4 (b) or as otherwise provided for in this Restructuring Agreement or contemplated in the Restructuring Principles);

(k)	promptly provide or procure the provision to the Ad Hoc Committee’s Legal Advisers and the Ad Hoc Committee’s Financial Advisers of all information concerning the Company’s business and affairs provided to any other Significant Creditor and promptly correct any information so provided if the Company discovers or is otherwise notified that any such information was or has become inaccurate or misleading in any material respect;

(l)	disclose forthwith in writing to the Ad Hoc Committee any matter or thing which is inconsistent with the Company’s covenants herein;

(m)	use its reasonable endeavours to maintain the Company’s listing on the London Stock Exchange;

(n)

disclose forthwith in writing to the Ad Hoc Committee details of any material contingent liability which may relate to any Material Company, which may be reasonably expected to have a material adverse effect upon the Restructuring and/or the Restructuring Principles, and which was not otherwise notified to the Ad Hoc

Committee prior to the date of this Restructuring Agreement (whether then in existence or otherwise);

(o)	submit for the Ad Hoc Committee’s review any Restructuring Documentation prior to the release to all holders of the Bonds for the purpose of soliciting Bondholders’ agreement or approval to such documentation;

(p)	insofar as they become aware of the identity of Bondholders, inform the Ad Hoc Committee of the identity of Bondholders provided that they shall not be obliged to do so if they have been specifically asked by Bondholders not to identify such Bondholders;

(q)	agree to the satisfaction of the Ad Hoc Committee the material terms of any proposals (provided for in this Restructuring Agreement, contemplated in the Restructuring Principles or otherwise to facilitate the Restructuring) to be put to the shareholders of the Company for approval; and

(r)	take all reasonable steps to consult with the Ad Hoc Committee and its advisers in relation to the Restructuring Documentation.

7.2	Interest During Standstill Period

(a)	The Company agrees that the interest will continue to accrue, and be paid on the Bonds, during the Standstill Period.

(b)	On 25 March 2003, the Company shall pay to both Consenting Bondholders and Bondholders respectively who owned or held Bonds as of the applicable record date, a sum equivalent to one year’s annual interest (payable in arrears), in accordance with Condition 6 (Interest) of the Bonds.

(c)	Thereafter, and assuming that the Proposed Resolutions are adopted at a validly constituted Bondholders’ Meeting (or, at the very least, a resolution in the form of Proposed Resolution (D) is adopted at a validly constituted Bondholders’ Meeting), interest shall continue to accrue, and be paid on the Bonds on a semi-annual, rather than on an annual, basis and shall be payable by the Company to Consenting Bondholders and Bondholders respectively who own or hold Bonds as of the applicable record date(s) on the last Business Day of each such period and then finally on the Termination Date in respect of any interest which may then have accrued but not otherwise been paid. For the avoidance of doubt, the first such semi-annual interest payment in respect of the Bonds shall be made by the Company on 25 September 2003.

8.	ADDITIONAL MATTERS

8.1	Restrictions on the Consenting Bondholders

Each Consenting Bondholder hereby irrevocably agrees that, during the Standstill Period, it shall not sell, transfer or assign any of its Bonds, any interest therein, or any claim such Consenting Bondholder may have against the Company or any of its Subsidiaries based upon its ownership of the Bonds or the Trust Deed to any Person which is not another Consenting Bondholder (not including any sales, transfers, and/or assignments of its Bonds in connection with any settlement of any credit derivative transactions entered into prior to the date of this Restructuring Agreement) unless such Person prior to any transfer or assignment enters into a written undertaking in favour of the other parties hereto (in the form attached as Appendix D hereto) agreeing to be bound by the terms of this Restructuring Agreement as if such Person were a Consenting Bondholder.

8.2	Publicity and Disclosure

(a)	Except as may be required by applicable law or by obligations or rules of any securities exchange or quotation system or any agency with whose rules it is customary for it to comply, in each case on advice of counsel, none of the parties hereto or other representative on any of their behalf shall issue any press release or public announcement concerning this Restructuring Agreement without obtaining the prior written approval of the other parties hereto.

(b)	Except as may be required by applicable law or by obligations or rules of any securities exchange or quotation system or any agency with whose rules it is customary for it to comply, in each case on advice of counsel, the Company shall not disclose (i) the identity of the Consenting Bondholders; (ii) the amount of holdings of Bonds of any Consenting Bondholder or (ii) the terms of this Restructuring Agreement, without the prior written consent of the Consenting Bondholders (such consent not to be unreasonably withheld). The Company shall not be prohibited from disclosing the approximate aggregate holdings of the Bonds by series of the Consenting Bondholders as a group.

8.3	Survival of Representations and Warranties

The parties hereto hereby agree that the representations and warranties contained in this Restructuring Agreement shall survive the execution and delivery of this Restructuring Agreement.

8.4	Expenses

Each party hereto shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and execution of this Restructuring Agreement and with its compliance with the terms of this Restructuring Agreement; provided, however that the Company shall pay or procure the payment of:

(a) the reasonable fees and disbursements of the Ad Hoc Committee’s Legal Advisers in connection with the Restructuring (on the terms and conditions of the engagement letter between the Company, the Guarantors and the Ad Hoc Committee’s Legal Advisers dated 4 December 2002); and

(b) the reasonable fees and disbursements of the Ad Hoc Committee’s Financial Advisers in connection with the Restructuring (on the terms and conditions of the engagement letter between the Company, the Guarantors and the Ad Hoc Committee’s Financial Advisers dated 31 January 2003).

8.5	Specific Performance

Each of the parties hereto acknowledges and agrees that a breach of this Restructuring Agreement by the Company, the Guarantors and/or the Consenting Bondholders would cause irreparable damage to each of the other parties and that they will not have an adequate remedy at law. Therefore, the obligations of the Company, the Guarantors and the Consenting Bondholders hereto under this Restructuring Agreement shall be enforceable by a decree or order for specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Restructuring Agreement or otherwise.

8.6	Submission to Jurisdiction; Consent to Service of Process

(a)	The parties to this Restructuring Agreement irrevocably agree that the courts of England and Wales shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Restructuring Agreement and, for such purposes, irrevocably submit to the jurisdiction of such courts.

(b)	The parties to this Restructuring Agreement irrevocably waive any objection which they might now or hereafter have to the courts referred to in Clause 8.6(a) being nominated as the forum to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Restructuring Agreement and agrees not to claim that any such court is not a convenient or appropriate forum.

Without prejudice to any other mode of service allowed under any relevant law, each of the parties hereto hereby consents to process being served by any party to this Restructuring Agreement in any suit, action or proceeding by the mailing of a copy thereof either to Messrs. Clifford Chance Limited Liability Partnership or Cadwalader Wickersham & Taft, as appropriate, in accordance with the provisions of Clause 8.11 hereof.

8.7	Entire Agreement; Amendments and Waivers

This Restructuring Agreement (including the schedules and appendices hereto and the other instruments duly executed by the parties) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Restructuring Agreement signed by the Company and the Consenting Bondholders. The waiver by any party hereto of a breach of any provision of this Restructuring Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. In case of any conflict between this Restructuring Agreement and the Restructuring Principles set forth in Appendix B hereto, this Restructuring Agreement shall prevail.

8.8	Binding Effect; Third Party Rights; Assignment

This Restructuring Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Restructuring Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a party to this Restructuring Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999 or otherwise. Except for any of the Consenting Bondholders who may transfer their rights and obligations hereunder, no assignment or transfer of this Restructuring Agreement or of any rights or obligations hereunder as set forth in Clause 8.1 may be made by any of the parties hereto (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void.

8.9	Governing law

This Restructuring Agreement shall be governed by, and construed in accordance with, English law.

8.10	Headings

The section headings of this Restructuring Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Restructuring Agreement.

8.11	Notices

All notices and other communications under this Restructuring Agreement shall be in writing and shall be deemed given when delivered personally or mailed by certified mail, return receipt requested, to the parties (and shall also be transmitted by facsimile to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company or any Guarantor:

British Energy plc

3 Redwood Crescent

Peel Park

East Kilbride

Scotland G74 5PR

Telephone: 01355 59 4020

Facsimile:  01355 59 4022

Attention: Robert Armour, Company Secretary

With copies to:

Clifford Chance Limited Liability Partnership

200 Aldersgate Street

London EC1A 4JJ

Telephone: +44 (0) 20 7600 1000

Facsimile: +44 (0) 20 7600 5555

Attention: Daniel Kossoff, Mark Hyde, Mark Poulton, Philip Hertz

If to (i) one or more particular Consenting Bondholder, to its address listed on the signature pages hereto, with a copy to, or (ii) to all the Consenting Bondholders to:

The Consenting Bondholders of British Energy plc

c/o Cadwalader, Wickersham & Taft

265 Strand

London WC2R 1BH

Telephone: +44 (0) 20 7170 8700

Facsimile: +44 (0) 20 7170 8600

Attention: Andrew Wilkinson

8.12	Severability

If any provision of this Restructuring Agreement is invalid or unenforceable, the balance of this Restructuring Agreement shall remain in effect.

8.13	Construction

The parties hereto have participated jointly in the negotiation and drafting of this Restructuring Agreement. In the event an ambiguity or question of intent or interpretation arises, this Restructuring Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any of the provisions of this Restructuring Agreement. The word “including” shall mean including without limitation. The parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

8.14	Counterparts

This Restructuring Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same document.

[SIGNATURES BEGIN ON NEXT PAGE]

RESTRUCTURING AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have caused this Restructuring Agreement to be executed by their respective officers thereunto duly authorised as of the date first written above.

BRITISH ENERGY PLC

By:
Name:
Title:

By:
Name:
Title:

BRITISH ENERGY GENERATION LIMITED

By:
Name:
Title:

By:
Name:
Title:

BRITISH ENERGY GENERATION (UK) LIMITED

By:
Name:
Title:

By:
Name:
Title:

RESTRUCTURING AGREEMENT SIGNATURE PAGE

The undersigned hereby authorises the Ad Hoc Committee’s Legal Advisers to attach this Restructuring Agreement Signature Page (or a photocopy hereof, which shall be valid for all purposes) to the Restructuring Agreement dated as of the date first written above, or counterparts thereof.

Print name of Consenting Bondholder	Signature of Consenting Bondholder, if an individual

Record Address of Consenting Bondholder	By:
City, County and Postal Code	If an entity, signature of authorised person signing on such Consenting Bondholder’s behalf

Name:
Country		Print name of authorised person

Title:
Title of authorised person

The Consenting Bondholder shall also complete the following:

Check box of series of Bonds owned:	Insert Principal Amount of Bonds of each series owned:
£109,861,000 5.949% Guaranteed Bonds due 2003

£163,444,000 6.077% Guaranteed Bonds due 2006

£134,586,000 6.202% Guaranteed Bonds due 2016